



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 2005 Financial and Operating Results

CALGARY, ALBERTA, (March 9, 2006) - BlackRock Ventures Inc. (TSX:BVI) announced today its financial and operating results for the year ended December 31, 2005.

Highlights include:

- 61% increase in daily average crude oil production volumes to 8,560 barrels per day; current oil production is 15,500 barrels per day
- 118% increase in net earnings to $17.4 million, or $0.19 per share
- 101% increase in cash flow from operations to $51.4 million, or $0.55 per share
- One and three year finding and development costs of $4.14/bbl and $4.13/bbl, respectively
- 950% increase in total oil and gas reserves; reserves recognized for the Orion SAGD project
- Continued successful development at Seal, 43 horizontal wells drilled in 2005
- Began construction on the 20,000 barrel per day Orion SAGD project at Hilda Lake
- Maintained a strong balance sheet with $195 million in working capital, which will provide financing for the Orion SAGD project, continued development at Seal, as well as other projects we are pursuing

John Festival, President of BlackRock, commenting on the results indicated that "2005 was another exceptional year for BlackRock. Production growth was over 50%, which, combined with strong commodity prices, resulted in record earnings and cash flow. The highlight of the year was the commencement of construction on the 20,000 barrel per day Orion SAGD project at Hilda Lake and the recognition of reserves on this project for the first time. The Orion project, together with continued successful development at Seal and the promising results at Chipmunk provide us with the assets to achieve our production objective of 40,000 barrels per day within the next four years. In addition, our exploration projects provide us with the opportunity to grow significantly above 40,000 barrels per day."

Operations Review

Total capital expenditures in 2005 were $101.5 million. This included the drilling of 73 wells, expansion of oil processing facilities and new road infrastructure at Seal, and commencement of the Orion SAGD project.

Seal

The Seal area, in northern Alberta continued to dominate exploration and development in 2005 and is expected to remain a focus for the next three to five years. To the end of 2005, over 150 vertical and horizontal wells have been drilled in the area. When fully developed, it is anticipated Seal will be producing close to 20,000 barrels of oil per day.

2005 development efforts concentrated on the Eastern block, where 32 horizontal wells were drilled, bringing the total number of development wells on the block to 47. The initial production rates from these

wells averaged between 125 – 300 barrels of oil per day.

The Peace River block will be the next block to be developed. In 2005, four horizontal wells were drilled to test well productivity. These initial wells produced between 80 and 300 barrels of oil per day each. Subsequently, a 72 well development application was filed with the Alberta Energy and Utilities Board (EUB). The Company expects 40-50 of these wells will be drilled in 2006; the remainder will be drilled in 2007. BlackRock has a 100% working interest in the Peace River block.

In 2005, we also drilled horizontal wells on the Northern and Cadotte blocks to test well productivity on these blocks. We will undertake additional delineation drilling on the blocks in the first quarter of 2006 which will allow us to file EUB development applications during 2006 and plan development drilling programs for 2007 and 2008.

Infrastructure continues to play a critical and necessary role in the development of the Seal area. In 2005, three major infrastructure projects were completed or commenced. The first was the expansion of the existing oil processing facility located on the Central block. This was the second expansion of the facility and it is now capable of handling 23,000 barrels of oil per day. The second project was the construction of a 13 kilometer road on the Peace River block. Construction of the road will allow year-round access to the area, which is necessary to begin full-scale development of the block. It will also allow produced oil to be trucked out until the Seal pipeline is extended to the area. The third significant infrastructure project in the Seal area was construction of flowlines from all the wells in the Central block to the battery facility. Currently, oil is trucked from wells to the battery, where it is processed and shipped by pipeline to a sales point. By installing flow-lines, the use of trucks will be significantly reduced, saving approximately $1.50 per barrel in expenses and reducing vehicle traffic in the area.

Orion SAGD Project at Hilda Lake

2005 was a milestone year for the Orion SAGD project at Hilda Lake. After operating a two well pilot project for over seven years, construction was initiated on a 20,000 barrel per day commercial development of the lease. As a result of the Company's decision in 2005 to proceed with the commercial project, independent reservoir engineers have attributed 227 million barrels of proved plus probable plus possible reserves to the property. BlackRock has a 100% interest in this project.

The Orion project will be constructed in phases; the initial phase is expected to be completed in the last half of 2007 and the second phase will be completed approximately two years later. Current plans are for two phases of 10,000 barrels per day each; however the potential of increasing the size of the second phase to 15,000 barrels of oil per day is being evaluated. Capital costs for the first phase are estimated to be approximately $225 million.

The pilot at Hilda Lake, which has been operating for over eight years, continued to produce 434 barrels of oil per day, during 2005.

Chipmunk

The Chipmunk project is located approximately 25 kilometers southeast of the Seal project, adjacent to the existing Seal pipeline route, in the Peace River Oil Sands area of northwestern Alberta. This play is characterized by high-volume, heavy oil production from vertical wells drilled into the Pekisko Formation carbonate reservoirs.

A 40 sq kilometer 3D seismic survey was shot in the Chipmunk area early in 2005, and over 25 potential drilling locations were identified. Encouraged by these results, an additional 25 kilometer 3D seismic survey commenced late in 2005. The original two production test wells that were drilled and completed in 2004 continue to produce at a combined average daily oil rate of over 500 barrels per day. The third test

well is suspended pending completion of permanent road access. Two new wells were drilled in early 2006 with production in excess of 200 barrels of oil per day each, bringing total production from the area to over 1,100 barrels of oil per day. An additional 10 to 15 wells will be drilled at Chipmunk in 2006; a third 3D seismic program will be conducted in the area.

BlackRock has a 55% working interest in the Chipmunk area.

Lloydminster
Production in 2005 averaged 2,072 barrels of oil per day, primarily from the McLaren, Sparky, Colony and Waseca formations. During 2005, the Company drilled 15 vertical wells in the Lloydminster area, resulting in 15 new oil wells. The Company expects 10-20 wells to be drilled in 2006, which should maintain current production levels.

Production Volumes
BlackRock's crude oil production volumes increased by 55% in 2005, averaging 8,994 barrels per day compared with an average of 5,795 barrels of oil per day in 2004. The increase is attributable to the continued development of the Seal area. Over the last three years the Company's average annual production growth rate has been 54%, which reflects the successful development of the Seal area.

Current production from our conventional properties (excluding Hilda Lake) is approximately 15,500 barrels of oil per day. In addition, approximately 800 barrels per day are currently shut-in in the Lloydminster area due to operational issues, we expect this production to resume in the next two months. Due to spring break-up we expect approximately 2,000 barrels of oil per day will be temporarily shut in due to road bans. We have set a target to exit 2006 at 18,000 – 20,000 barrels of oil per day.

Production(boe/day)	Three months ended December 31,		Year ended December 31,	
	2005	2004	2005	2004
Conventional heavy oil				
Seal	6,967	5,503	6,304	3,167
Lloydminster	2,130	2,308	2,072	2,081
Chipmunk	117	168	184	60
	9,214	7,979	8,560	5,308
Hilda Lake SAGD	578	494	434	487
	9,792	8,473	8,994	5,795

Financial Results

Annual Financial Information

($000s except per share amounts)	2005	2004	2003
	As at and for the years ended December 31		
Total revenue[1]	**162,834**	71,908	27,921
Cash flow from operations	**51,374**	25,577	14,122
Per share – basic	**0.55**	0.32	0.19
Per share – diluted	**0.54**	0.32	0.19
Earnings from continuing operations and net earnings	**17,449**	7,998	3,909
Per share – basic	**0.19**	0.10	0.05
Per share – diluted	**0.18**	0.10	0.05
Capital expenditures	**101,485**	51,560	36,377
Total assets	**437,567**	171,757	107,496
Working capital	**194,855**	29,442	14,432
Long-term debt	**76,465**	-	-
Cash dividends	-	-	-
Common shares outstanding (000s)	**95,141**	83,783	73,263

(1) All revenues and expenses from the Hilda Lake SAGD pilot project are being recorded as an adjustment to capitalized costs until the project reaches the commercial production stage.

Quarterly Financial Information

	2005				
	Q1	Q2	Q3	Q4	Total
Production (boe/day)	8,309	8,293	8,414	9,214	8,560
Average wellhead price ($/boe)[1]	17.49	24.15	38.48	22.93	25.78
Revenues ($000s)	36,810	35,977	47,040	43,007	162,834
Net earnings ($000s)	876	4,032	10,218	2,323	17,449
Per share – basic ($)	0.01	0.04	0.11	0.02	0.19
Per share – diluted ($)	0.01	0.04	0.10	0.02	0.18
Cash flow from operations ($000s)	6,631	11,514	21,504	11,725	51,374
Per share – basic ($)	0.08	0.12	0.23	0.12	0.55
Per share –diluted ($)	0.08	0.12	0.22	0.12	0.54
Capital expenditures ($000s)	24,600	11,435	24,380	41,070	101,485
Weighted average shares outstanding (000s)	87,490	94,921	95,007	95,141	93,140

	2004				
	Q1	Q2	Q3	Q4	Total
Production (boe/day)	4,264	4,648	4,322	7,979	5,308
Average wellhead price ($/boe) (1)	20.92	23.09	33.64	18.62	23.13
Revenues ($000s)	10,578	14,773	20,143	26,414	71,908
Net earnings ($000s)	730	1,909	3,436	1,923	7,998
Per share –basic and diluted ($)	0.01	0.02	0.04	0.03	0.10
Cash flow from operations ($000s)	3,631	5,723	8,927	7,296	25,577
Per share - basic and diluted ($)	0.05	0.07	0.11	0.09	0.32
Capital expenditures ($000s)	15,374	3,824	10,663	21,699	51,560
Weighted average shares outstanding (000s)	73,569	83,281	83,756	83,766	81,118

(1) wellhead prices presented net of diluent purchases and transportation costs

Overview

BlackRock is an oil sands producer with operations located exclusively in Canada. The Company's strategy is to build shareholder value by pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oilsands, the Cold Lake oilsands and the Lloydminster area. Over the next five years BlackRock's growth is anticipated to come from continued development of the Seal area in northern Alberta and construction of the Orion SAGD project at Hilda Lake.

Business Environment

Crude oil prices strengthened in 2005. The West Texas Intermediate (WTI) reference price averaged US$56.56 per barrel in 2005, 37% higher than the 2004 average of US$41.40 per barrel. The strong prices have been attributed to continued strong demand, limited surplus supply capacity and concerns about the supply of oil as a result of disruptions in major supply areas around the world.

The majority of BlackRock's production revenues are derived from the sale of heavy oil, which receives a lower price than light oil due to increased refining requirements to process each barrel. Heavy oil prices were strong in 2005, even with higher heavy oil differentials which averaged US$19.49 per barrel in 2005 compared to US$12.50 per barrel in 2004. The wider differential reflects higher WTI prices, as well as increased heavy oil production in Canada, which is being processed by limited upgrader/refinery capacity. On a percentage basis the Bow River heavy oil reference price was 66% of the WTI price, which is lower than the five-year average of approximately 69% of WTI. One reason for this situation is that no new refineries have been built in North America in the last 30 years due, in part, to historical low returns on capital. Increased heavy oil production combined with limited new refining capacity has contributed to wider heavy oil differentials. These wide differentials have improved returns for refineries to the point that refinery expansions and new heavy oil upgraders are now being considered.

Crude oil prices were also impacted by the strengthening of the Canadian dollar in relation to the US dollar. Crude oil is priced in US dollars; therefore the strengthening Canadian dollar relative to the US dollar will decrease the amount received for Canadian production. The US/Canadian foreign exchange rate averaged $0.826 in 2005 compared to $0.770 in 2004.

The crude oil that BlackRock produces is a lower-gravity crude than the Bow River heavy reference price

and, therefore, the Company receives a lower price than the reference price. This lower realized oil price is generally the result of buying diluent (condensate) which is blended with heavy oil to create a product that meets pipeline specifications. Diluent prices have historically traded at a slight premium to WTI prices, averaging US$2.14 per barrel above WTI prices over the last five years. In 2005, benchmark condensate prices averaged US$63.90 per barrel, or US$7.35 per barrel above WTI. The increase in condensate costs in Canada during 2005 has been attributed to facility disruptions that impacted condensate supply, as well as increased heavy oil production. With more heavy oil production, expected condensate supply will likely remain tight in the short-term. To alleviate some of these shortages heavy oil shippers have been transporting condensate from the US by rail, as well as blending with light oil. On a longer-term basis, there are pipeline proposals being considered which would allow additional condensate, sourced from off-shore countries, to be transported by pipeline from the west coast of Canada to Alberta.

The futures market for light oil implies that oil prices will remain strong. As of March 7, 2006 the one- and five-year forward WTI oil prices are approximately US$66.72 per barrel and US$64.45 per barrel, respectively. The futures market for heavy oil is not as well developed as light oil and therefore there is little reliable forward market information available. For planning purposes in 2006, BlackRock has used a WTI reference price of US$60 per barrel, a heavy/light differential of US$19 per barrel and a CDN/US exchange rate of $0.85.

	2005	2004	Five-Year Average
Crude oil price (US$/bbl WTI)	**$56.56**	$41.40	$36.20
Light/heavy crude oil differential			
(US$/bbl WTI.vs. Bow River at Hardisty)	**$19.49**	$12.50	$11.07
Condensate premium (US$/bbl)	**$7.35**	$1.60	$2.14
Bow River Heavy price (CDN$/bbl)	**$44.83**	$37.60	$34.37
Exchange rate CDN$/US$	**0.826**	0.770	0.719

Results of Operations

Revenues

	2005	2004
Production volumes (boe/day)	**8,560**	5,308
Revenues ($000s)	**162,834**	71,908
Diluent purchases	**(75,389)**	(22,273)
Transportation costs	**(6,913)**	(4,708)
Average wellhead price (CDN$/boe) (1)	**$25.78**	$23.13

(1) wellhead prices presented net of diluent purchases and transportation costs

Production revenues represent the sale of oil blend, which includes crude oil produced as well as diluent (condensate) purchased to blend with the oil to transport it by pipeline. Our average wellhead price is the price BlackRock receives for its oil, net of the cost of purchasing diluent and transportation costs.

Production revenues from the sale of crude oil and natural gas increased 126% in 2005 to $162.8 million from $71.9 million in 2004. Revenues net of diluent purchases and transportation costs were $80.5 million in 2005 an increase of 79% from $44.9 million in 2004. This increase is attributable to:

- An increase of 61% in average production volumes from 5,308 to 8,560 barrels per day; and
- An increase of 11% in the average wellhead sales price received to $25.78 per barrel.

The increase in production volumes is due almost entirely to additional drilling in the Seal area, where the Company drilled 43 horizontal development wells in 2005. Typically, BlackRock plans its development drilling to begin after spring break-up each year. As a result of wet weather in northern Alberta, drilling at Seal did not begin until August. Fall drilling was increased to compensate and allowed the Company to drill all of its planned wells for the year.

Diluent purchases increased in 2005 as a result of higher condensate prices and additional diluent volumes required to transport increased heavy oil production, primarily in the Seal area. At Seal, we add approximately 0.4 barrels of condensate to each barrel of heavy oil produced to create 1.4 barrels of blend.

The increase in the average wellhead sales price reflects the general increase in prices in the crude oil market. However, higher differentials and high condensate premiums have limited the increase in wellhead price to 11% from 2004 even though WTI prices increased by 37%. In 2005, Seal-area sales volumes represented 70% of total Company sales volumes, compared to 60% in 2004. This change in sales mix also impacted BlackRock's average sales price as Seal oil volumes receive a lower price due to the lower gravity of the oil.

BlackRock did not enter into any oil price hedging arrangements in 2005 and has no current plans to hedge 2006 production.

Royalties

	2005	2004
Royalty expenses ($000s)	**6,472**	4,361
Royalty ($/boe)	**2.07**	2.24
Corporate royalty rate	**8.0%**	9.7%
Royalty rate by major area:		
Seal	**2.3%**	3.5%
Lloydminster	**19.3%**	16.6%

Royalty expense increased by 48% in 2005 due to higher commodity prices and increased sales volumes. The royalty rate of 8.0% in 2005 was lower than in prior years. This is attributable to an increase in sales revenues derived from oil sands production (Seal area), which is eligible for the Crown royalty rate of 1% before project pay-out. After project pay-out the Crown royalty rate changes to the greater of 1% of gross revenues or 25% of net revenues (revenues less operating costs and capital). If the Company experiences similar oil prices in 2006 as 2005, it anticipates that the project pay-out on the Central and Eastern blocks at Seal will be achieved in mid 2006. The production from these blocks will then be subject to the higher royalty rate for oil sands production.

At Lloydminster, royalty rate increases from 2004 reflect the higher royalty rate charged by the Crown on conventional heavy oil production when oil prices are higher.

Operating Costs

	2005	2004
Operating costs ($000s)	**23,573**	14,045
$/boe	**7.55**	7.23
Operating costs by major area ($/boe)		
Seal	6.52	5.88
Lloydminster	10.56	9.12

Operating expenses in 2005 increased by 68% to $23.6 million from $14.0 million in 2004. The increase is primarily attributable to increased sales volumes. On a per boe of production basis, operating costs also increased in 2005. Generally, operating costs have been increasing due to higher industry activity levels, which have resulted in cost pressures for items such as labour, electrical power and well servicing.

Higher operating costs per barrel in the Seal area are a result of the maintenance work performed on the battery early in the year and higher repair costs on wells as the area matures. Higher Lloydminster operating costs per barrel are a result of higher sand and water disposal charges on new wells, general increases in fuel prices and electrical power surcharges.

Operating costs are expected to increase in 2006 with increased drilling activity. However, on a unit of production basis, costs are expected to be similar to 2005.

General and Administrative (G&A) Costs

	2005	2004
Gross G&A costs ($000s)	**4,183**	3,070
Overhead recoveries	**(3,270)**	(2,096)
Net G & A costs	**913**	974
$/boe	**0.29**	0.50

Gross G&A cost increased 36% to $4.2 million in 2005 as a result of higher activity levels in 2005. Net G&A costs, after operator recoveries, was comparable to 2004; however, as a result of increased production volumes, on a unit-of-production basis, cash G&A costs decreased by 42% to $0.29 per boe of production from $0.50 per boe in 2004.

Cash G&A costs are expected to increase in 2006 as the Company expands the Seal area and begins construction on the Orion project at Hilda Lake. However, on a unit-of-production basis, costs are expected to be similar to 2005.

Stock-based G&A expense

	2005	2004
Stock-based G&A expense ($000s)	**3,215**	1,172
$/boe	**1.03**	0.60

Stock-based compensation represents the cost associated with expensing the value of stock options granted

to employees, directors and consultants. In 2005, stock-based compensation amounted to $3.2 million, or $1.03 per boe of production, compared with $1.2 million in 2004. The increase reflects a greater number of stock options granted to employees in 2005. If there are no changes to the number of stock options outstanding, the amount expensed as stock-based compensation will be approximately $3 million in 2006 and $2 million in 2007.

Interest Expense

	2005	2004
Interest expense ($000s)	**18**	-
$/boe	**0.01**	-
Average effective interest rate	**7.95%**	-

Interest expense in 2005 relates to the convertible debentures issued in December. The effective interest rate is the discount rate used for accounting purposes, which is the rate inferred using a non-convertible debt instrument of comparable term and risk at the date of issue. Cash interest expense on the debentures is $3.5 million per year.

Depletion, Depreciation and Accretion (DD&A) Expense

	2005	2004
DD&A costs ($000s)	**19,900**	12,097
$/boe	**6.37**	6.23

DD&A expense increased by 65% to $19.9 million in 2005. The increase was due principally to higher production volumes. The Company's depreciation and depletion rate of $6.37 per barrel was comparable to 2004, which was caused by the cost of reserve additions in 2005 being similar to prior periods.

Taxes

($000s except tax rate)	**2005**	2004
Capital tax and Saskatchewan Resource Surcharge	**1,039**	860
Future tax provision	**10,802**	4,310
Effective tax rate	**37%**	33%

The provision for future income taxes increased to $10.8 million in 2005 from $4.3 million in 2004, reflecting higher earnings for the period. The effective tax rate increased for 2005. The higher rate in 2005 is the result of increased non-deductible expenses for stock-based compensation.

In general, federal tax rates for resource companies will decrease in 2006 to 23% from 25% in 2005. For BlackRock, this reduction will be offset by lower resource allowance in 2006.

The Company's Large Corporations Tax ($414,000) and Saskatchewan resource surcharge ($625,000)

both increased from 2004 due to the Company's increased capital base (as a result of an equity issue and debenture issue in 2005) and increased revenues derived from Saskatchewan. Current tax legislation has the Large Corporations Tax being eliminated after 2007.

BlackRock has the following tax pools available to apply against income in future years (all subject to final determination by taxation authorities):

	Available Balance	Maximum Annual Deduction
Canadian oil and gas property expense	$ 2,396,000	10%
Canadian exploration expense	3,908,000	100%
Canadian development expense	54,957,000	30%
CCA pools	$ 67,081,000	20-100%

Based on existing tax pools and planned capital expenditures the Company does not anticipate being cash taxable until 2008 at the earliest.

Hilda Lake SAGD Pilot

	2005	2004
Production (bbls/day)	**434**	487
Average sales price (Cdn$/bbl)	**25.58**	24.55
Net operating revenues ($000s)	**(276)**	2,244

BlackRock has operated a SAGD pilot project at Hilda Lake for more than eight years. All revenues and expenses from the pilot have been recorded as an adjustment to the capitalized costs of the project. In 2005, BlackRock sold an average of 434 barrels per day of production from Hilda Lake, resulting in a net operating loss of $0.3 million during the year. The operating loss was a result of higher operating costs from increased gas purchases for steam generation and higher royalty rates for the period.

Net Earnings and Cash Flow

	2005	2004
Net earnings ($000s)	**17,449**	7,998
Per share – basic ($)	**0.19**	0.10
Per share – diluted ($)	**0.18**	0.10
Cash flow from operations ($000s)	**51,374**	25,577
Per share – basic ($)	**0.55**	0.32
Per share – diluted ($)	**0.54**	0.32

Increased sales volume and sales prices, as discussed above, translated into higher earnings and cash flow in 2005. Net earnings increased by 118% to $17.4 million ($0.19 per share) in 2005 from $8.0 million ($0.10 per share) in 2004. Cash flow from operations increased by 101% to $51.4 million ($0.55 per share) in 2005 from $25.8 million ($0.32 per share) in 2004.

Netback Summary

($/boe)	**2005**	2004
Wellhead sales price	**25.78**	23.13
Royalties	**2.07**	2.24
Operating costs	**7.55**	7.23
Field netback	**16.16**	13.66

Liquidity and Capital Resources

At December 31, 2005 BlackRock had working capital of $194.9 million. The large working capital balance was a result of two significant financings during 2005.

The Company completed an equity issue of 11,000,000 common shares in March which raised net proceeds of $117 million. During the course of 2005, BlackRock also issued 357,500 common shares as a result of the exercise of stock options, generating net proceeds of $0.3 million. In December, the Company completed a debenture issue, issuing 100,000 3.5% Convertible Unsecured Subordinated Debentures due in 2012 at a price of $1,000 per debenture for total gross proceeds of $100,000,000.

BlackRock also has a $5 million bank credit facility, put in place in 2001, which has never been used. BlackRock plans to expand the credit facility in 2006 based on the Company's production and reserves growth over the last several years.

These financings, together with cash flow generated from operations, will provide BlackRock with the funding for the Orion SAGD project, continued development at Seal, as well as other projects we are pursuing

Summary of Capital Expenditures

BlackRock's capital program is focused on heavy oil opportunities. In 2005, BlackRock incurred $101.5 million in capital expenditures. This included participating in drilling 73 wells, expanding the oil handling capacity at the Seal battery to 23,000 barrels per day, constructing flow lines on the Seal Central and Eastern blocks, building road infrastructure on the Seal Peace River Block, performing engineering design for the Orion SAGD project at Hilda Lake and working on new exploration opportunities.

BlackRock made one minor property disposition of $1.4 million during 2005.

($000s)	2005	2004
Land and acquisition	6,152	2,070
Geological and geophysical	2,905	614
Drilling and completion	51,067	27,599
Equipment, facilities	39,002	22,333
Overhead and other	2,083	1,188
Net operating revenues from Hilda Lake property	276	(2,244)
Total	101,485	51,560
Allocation of costs by major area:		
Seal	60,395	42,132
Hilda Lake, net of operating revenues	22,959	(1,475)
Lloydminster	6,550	6,334
Other	11,581	4,569
Total	101,485	51,560

Contractual Obligations and Contingencies

The Company has entered into various commitments primarily related to its office lease and firm transportation agreements. Committed contracts for the Orion SAGD project at Hilda Lake totalled $44.2 million at December 31, 2005. The following table summarizes the outstanding contractual obligations of the Company:

Contractual Obligations	2006	2007	2008	2009	2010	Thereafter
($000s)						
Long-term debt	-	-	-	-	-	100,000
Operating leases[1]	611	611	613	626	626	156
Transportation commitments[2]	948	948	951	470	-	-
Other	96	96				
	1,655	1,655	1,564	1,096	626	100,156

(1) Relates to a lease for office premises.

(2) Relates to firm transportation agreements to transport crude oil volumes.

Legal Proceedings

On March 22, 2004, plaintiffs Chief Clifford Laboucan and the Whitefish Lake First Nation (WLFN) filed a Statement of Claim in the Court of Queen's Bench of Alberta naming the Province of Alberta, BlackRock Ventures Inc. and Mr. John Festival, President of BlackRock, as defendants.

In the claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to more than 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs also allege that when the WLFN selected its reserve lands, it was not advised by the federal government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves as part of the Plaintiffs' treaty rights to earn a livelihood. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival in the amount of $12.5 billion.

The Company believes that the claim, as it relates to BlackRock and Mr. Festival, has no merit. BlackRock has filed a Statement of Defence and intends to seek dismissal of the claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages which could have a material effect on the Company's financial position.

Off-Balance-Sheet Arrangements and Related-Party Transactions

BlackRock has a 9.99% ownership interest in a company that supplies truck trailers to a firm that transports crude oil in the Seal area. The Company was required to guarantee the liabilities of this company to a maximum amount of $60,000.

BlackRock may enter into contracts to fix the sales price of its future crude oil sales volumes. During 2005 none of the Company's volumes were hedged and there are currently no outstanding contracts to hedge future crude oil sales.

BlackRock had no related-party transactions during 2005.

Outlook

BlackRock will continue to maintain its focus on heavy oil opportunities in western Canada. The Company has set a capital budget of $280 million for 2006. Activity will be concentrated at Seal and on the Orion Project at Hilda Lake. Spending at Seal will be approximately $95 million and the focus of the program will be development drilling on the Peace River Block and expansion of area infrastructure including an oil processing facility and pipeline extension. Expenditures on the Orion SAGD project will be approximately $157 million and will be directed toward site clearing, plant construction and drilling horizontal well pairs. The remainder of the budget will be spent at the new Chipmunk area, at Lloydminster and on new prospects.

Based on the planned capital expenditures, BlackRock expects its 2006 year-end production rate will reach 18,000-20,000 barrels of oil per day, a 29-43% increase from the 2005 exit rate of 14,000 barrels per day. BlackRock typically does not give guidance on quarterly production volumes due to uncertainty of the timing of drilling activities, which are affected by weather and by equipment availability.

The Company expects to finance this capital program from existing working capital, anticipated cash flow from operations and, if required, from its bank credit facilities.

Sensitivities

The significant factors that affect BlackRock's financial performance include commodity prices, heavy oil differentials, exchange rates and production volumes.

The following table summarizes the approximate effect these factors may have on 2006 performance based on using a WTI price of US$60 per barrel, a Bow River/WTI heavy oil price differential of US$19 per barrel, condensate premiums of US$10 above WTI oil and a US/Canadian dollar exchange rate of $0.85. Cash flow is anticipated to be in the range of $105 million in 2006 using these assumptions.

	Cash Flow ($000s)	Net Earnings ($000s)
Prices		
US$1/bbl change in WTI	5,078	3,806
US$1/bbl change in the heavy oil differential	7,700	5,771
US$1/bbl change in condensate prices	2,478	1,857
Exchange rate		
$0.01 change in US/Cdn$	1,862	1,396
Production		
500 barrel per day change	2,212	930

Outstanding Share Data
The following table indicates the number of common shares and stock options issued and outstanding at December 31, 2004 and 2005, and at March 8, 2006.

	March 8, 2006	December 31, 2005	December 31, 2004
Common shares	95,290,606	95,140,606	83,783,106
Stock options	5,875,000	6,025,000	6,182,500
Shares reserved for issuance on conversion of convertible debentures	6,666,667	6,666,667	-

Fourth-Quarter 2005 Activities
Crude oil prices decreased by 5% in the fourth quarter of 2005 from the third quarter, with WTI oil averaging US$60.02 per barrel. Heavy oil prices dropped more sharply from the third quarter. The Bow River Heavy oil price differential averaged US$23.36 per barrel in the fourth quarter compared to US$16.83 per barrel in the third quarter.

The decrease in heavy oil prices during the fourth quarter is attributable to seasonal fluctuations in heavy oil demand and additional supplies of heavy oil being on the market due to increased production. As a result of these factors BlackRock's average wellhead price dropped from $38.48 per barrel in the third quarter to $22.93 per barrel in the fourth quarter of 2005.

BlackRock sold an average 9,214 barrels of oil per day during the fourth quarter, an increase of 10% over third quarter levels. By the end of the year the Company had reached productive capacity in excess of 14,000 barrels of oil per day. The increased sales volumes are attributable to continued development drilling at Seal. Production revenues were $19.4 million in the fourth quarter of 2005 compared to $29.8 million in the third quarter, due to the decrease in wellhead prices. Operating costs were comparable to the third quarter, averaging $8.18 per barrel. Cash flow from operations and net earnings were $11.7 million and $2.3 million, respectively, in the fourth quarter compared to $21.5 million and $10.2 million, respectively, in the third quarter.

Capital expenditures in the fourth quarter of 2005 were $41.1 million, 68% higher than in the third quarter. The increase reflects engineering and procurement at the Orion SAGD project of $12.1 million and additional drilling activity during the quarter, when BlackRock drilled 18 wells in the Seal area and six wells in the Lloydminster area.

Annual Meeting

The Company's Annual General Meeting of Shareholders is scheduled for 10:00 AM on Tuesday May 9, 2006 in the Metropolitan Centre at 333 – 4th Avenue S.W., Calgary, Alberta.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of BlackRock's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by BlackRock at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect BlackRock's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by BlackRock that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and BlackRock does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
(Cdn $ in thousands, except per share amounts)	2005	2004	2005	2004
Revenues				
Oil and gas	$ 43,007	$26,414	$ 162,834	$ 71,908
Royalties	(1,397)	(1,028)	(6,472)	(4,361)
	41,610	25,386	156,362	67,547
Expenses				
Diluent purchases	21,402	11,453	75,389	22,273
Transportation costs	2,165	1,294	6,913	4,708
Production	6,932	5,261	23,573	14,045
General and administrative, net	124	189	913	974
Stock based compensation	810	727	3,215	1,172
Depletion, depreciation and accretion	6,119	4,086	19,900	12,097
	37,552	23,010	129,903	55,269
Earnings before undernoted	4,058	2,376	26,459	12,278
Non operating income (expense)				
Interest income	993	282	2,849	890
Interest income	(18)	-	(18)	-
	975	282	2,831	890
Earnings before income taxes	5,033	2,658	29,290	13,168
Provision for income taxes (note 6)				
Current	245	175	1,039	860
Future	2,465	560	10,802	4,310
	2,710	735	11,841	5,170
Earnings for the period	2,323	1,923	17,449	7,998
Retained earnings (deficit), beginning of period	19,829	2,780	4,703	(3,295)
Retained earnings, end of period	$ 22,152	$ 4,703	$ 22,152	$ 4,703
Earnings per share (note 11)				
Basic	$ 0.02	$ 0.02	$ 0.19	$ 0.10
Diluted	$ 0.02	$ 0.02	$ 0.18	$ 0.10

BLACKROCK VENTURES INC.

STATEMENTS OF CASH FLOWS

(unaudited)

(Cdn $ in thousands)	Three months ended December 31, 2005	Three months ended December 31, 2004	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$ 2,323	$ 1,923	$ 17,449	$ 7,998
Non-cash charges to earnings				
Depletion, depreciation and accretion	6,119	4,086	19,900	12,097
Future income taxes	2,465	560	10,802	4,310
Stock based compensation	810	727	3,215	1,172
Non-cash interest expense	7	-	7	-
Amortization of deferred financing charges	1	-	1	-
Funds from operations	11,725	7,296	51,374	25,577
Net change in non-cash working capital	2,080	284	(3,302)	3,601
	13,805	7,580	48,072	29,178
Investment Activities				
Additions to oil and gas properties	(41,070)	(21,699)	(101,485)	(51,560)
Sale of oil and gas properties	(75)	337	1,425	337
Other assets	(5)	(48)	(44)	(191)
Net change in non-cash working capital	7,421	(1,910)	6,698	(3,075)
	(33,729)	(23,320)	(93,406)	(54,489)
Financing Activities				
Net proceeds on issue of common shares	4	52	117,512	40,847
Issuance of convertible debentures	100,000	-	100,000	-
Deferred financing charges	(3,369)	-	(3,369)	-
	96,635	52	214,143	40,847
Increase (decrease) in cash	76,711	(15,688)	168,809	15,536
Cash and short-term deposits, beginning of period	122,810	46,400	30,712	15,176
Cash and short-term deposits, end of period	$ 199,521	$ 30,712	$ 199,521	$ 30,712

BLACKROCK VENTURES INC.

BALANCE SHEETS

(unaudited)

(Cdn $ in thousands)		2005		2004
Assets				
Current assets				
Cash and cash equivalents	$	**199,521**	$	30,712
Accounts receivable		**30,607**		20,681
Inventory		**2,260**		1,121
Prepaid expenses		**508**		444
		232,896		52,958
Oil and gas properties (note 2)		**201,119**		118,607
Deferred financing charges		**3,369**		-
Other assets		**183**		192
	$	**437,567**	$	171,757
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	**38,041**	$	23,516
Convertible debentures (note 5)		**76,465**		-
Asset retirement obligations (note 8)		**9,775**		7,475
Future income taxes (note 6)		**20,196**		11,837
		144,477		42,828
Shareholders' equity				
Common shares (note 3)		**242,984**		123,030
Equity component of convertible debentures (note 5)		**23,543**		-
Contributed surplus (note 3)		**4,411**		1,196
Retained earnings		**22,152**		4,703
		293,090		128,929
	$	**437,567**	$	171,757

Commitments (note 9)

1. Accounting policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment and pipeline costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

The Company periodically assesses the carrying value of its oil and gas properties to determine if an impairment has occurred. An impairment is recognized if the carrying value of its oil and gas properties exceeds the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects. If it is determined that an impairment has occurred a loss is recognized to the extent that the carrying value of assets exceeds the sum of the net present value of future pre-tax cash flows from its proved plus probable reserves, the lower of cost or market value of its unproved properties and the cost of major development projects. The net present value of future cash flows are estimated using expected future product prices and costs and discounted using a risk-free interest rate.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and amortization

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue Recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to its customer and delivery has taken place.

(d) Asset retirement obligations

The Company recognizes the fair value of its asset retirement obligations in the period in which it is incurred. The estimated fair value of the asset retirement obligation is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each period due to the passage of time and is charged to earnings for the period. Actual costs incurred upon settlement of the asset retirement obligation are offset against the liability recorded.

(e) Stock based compensation

The Company uses the fair value method of accounting for stock based compensation whereby the Company recognizes the cost of stock options granted to employees, directors and certain consultants. For options granted prior to January 1, 2003 the intrinsic value method was used and no compensation expense was recognized. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits, bankers acceptances, bankers discount notes, and commercial paper. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Inventory

Inventory of oil products is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Inventory costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition.

(h) Deferred financing charges

Deferred financing charges relate to the issuance of convertible debentures and are amortized on a straight-line basis over the term of the debt.

(i) Convertible debentures

The Company presents the convertible debentures as separate debt and equity components.

The debt component is equal to the discounted present value of the semi-annual cash interest obligations and the principal payment due at maturity, the discount rate is inferred using a non-convertible debt instrument of comparable term and risk at the date of issue. This will typically result in a lower accounting value than the actual face value of the debentures. This difference will be amortized as part of interest expense over the term of the debt, resulting in an accounting value equal to the face value on the maturity date.

The equity component represents the value of the conversion feature attached to the convertible debentures and is included as part of shareholders' equity. The value will remain constant until conversion or maturity of the debentures, upon conversion a proportionate value will be transferred to common shares.

(j) Capitalized interest

The Company capitalizes interest on borrowings used to fund the construction of the Orion project at Hilda Lake. The interest will be capitalized until the project reaches the commercial production stage.

(k) Use of estimates

The preparation of the financial statements under Canadian GAAP requires management personnel to make estimates and assumptions for many financial statements items based on their estimate and judgment. The amounts recorded for depletion and depreciation of property and equipment, stock based compensation and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of oil and natural gas reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates temporary differences are expected to reverse. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(l) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised or if the debentures were converted. The treasury stock method is used to determine the dilutive effect of stock options.

(m) Comparative numbers

Certain figures provided for prior years have been reclassified to conform to the presentation adopted in 2005.

2. Oil and Gas Properties

		2005		2004
Petroleum and natural gas interests	$	218,809	$	139,874
Accumulated depletion and depreciation		(52,030)		(32,650)
		166,979		107,224
Orion SAGD Project at Hilda Lake		34,340		11,383
	$	201,119	$	118,607

During the year ended December 31, 2005, the Company capitalized $1,407,000 (2004 – $782,000) of general and administrative costs related to exploration and development activity.

At December 31, 2005, the depletion and depreciation calculation excluded unproved properties of $49,552,000 (2004 - $20,946,000).

The reference prices used in the ceiling test evaluation of the Company's crude oil and natural gas reserves at December 31, 2005 were:

	2006	2007	2008	2009	2010	Thereafter
Crude oil						
Hardisty Bow River 24.9° ($/barrel)	44.27	47.79	43.23	40.28	38.65	+ 1.5%/year
Natural gas						
Alberta AECO-C Spot ($/MMBTU)	11.58	10.84	8.95	7.87	7.57	+ 1.5%/year

The Company constructed and operated a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, which allowed the Company to make a decision to proceed with full development of the project (the "Orion SAGD project"). The expenditures incurred on the Hilda Lake property, including the operation of the pilot plant, are capitalized and will be amortized as part of the full cost pool beginning with first commercial production in 2007. As at December 31, 2005, the Company has not capitalized any interest expense on borrowings to finance the expenditures on this property.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

	Number of Shares		Amount
Common shares			
Balance December 31, 2003	73,262,772	$	81,230
Issued for cash	9,000,000		42,300
Issue costs, net of tax benefits of $953	-		(1,517)
Stock options exercised	1,520,334		1,017
Balance December 31, 2004	83,783,106	$	123,030
Issued for cash	11,000,000		123,750
Issue costs, net of tax benefits of $2,442	-		(4,059)
Stock options exercised	357,500		263
Balance December 31, 2005	95,140,606	$	242,984

c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a three year period and are issued for a maximum term of 10 years. Incentive stock options totaling 6,025,000 common shares were outstanding at December 31, 2005. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2003	4,697,000	$	0.57-2.40	$	1.51
Granted	3,007,500		4.95-7.40		6.89
Cancelled	(1,666)		2.03		2.03
Exercised	(1,520,334)		0.57-2.28		0.67
Balance December 31, 2004	6,182,500	$	0.57-7.40	$	4.33
Granted	220,000		9.76-11.21		10.88
Cancelled	(20,000)		11.21		11.21
Exercised	(357,500)		0.57-2.40		0.73
Balance December 31, 2005	6,025,000	$	0.57-11.21	$	4.76

The following table sets forth information about stock options outstanding as at December 31, 2005.

	Options Outstanding					Options Exercisable		
Range of Exercise Price	Number of Options		Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable		Weighted Average Price Per Share
$0.57-$0.99	250,000	$	0.77	3.5	250,000	$	0.77
$1.00-$1.99	190,000		1.36	5.3	190,000		1.36
$2.00-$2.40	2,377,500		2.25	6.5	2,348,336		2.25
$4.95-$9.76	3,057,500		6.93	8.6	969,175		6.88
$9.77-$11.21	150,000		11.21	9.2	-		-
	6,025,000	$	4.76	7.5	3,757,511	$	3.30

d) Stock-based compensation

The fair value of options granted is measured using the Black-Scholes model. In 2005, the Company granted 220,000 (2004 - 3,007,500) with a fair value of $934,000 (2004 - $8,750,000). This value will be recognized as an expense over the vesting period of the options. The following table sets out the assumptions used in applying the Black-Scholes model:

	2005	2004
Risk-free interest rate	3.58%	4.34%
Expected life (in years)	5	5
Expected volatility	0.38	0.41
Dividends per share	-	-

The Company has applied the new accounting policy for all options granted since January 1, 2003. If the Company had applied the new accounting policy for all options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	2005	2004
Net earnings, as reported	$ 17,449	$ 7,998
Net earnings, proforma	16,935	6,972
Earnings per share, as reported	0.19	0.10
Earnings per share, proforma	0.18	0.09

4. Bank Credit Facilities

As at December 31, 2005, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus 1/4% per annum. The authorized credit limit is subject to annual review and redetermination. The facility is collateralized by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At December 31, 2005, there were no advances outstanding under this facility.

5. Subordinated Convertible Debentures

On December 30, 2005, the Company issued $100 million of convertible unsecured subordinated debentures ("Debentures"). The Debentures bear interest at a rate of 3.5% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2006. The Debentures mature on December 31, 2012. The Debentures are convertible at the option of the holder into common shares at a conversion price of $15.00 per share. Holders converting their Debentures will not receive accrued interest, if any, thereon. On or after January 5, 2011, BlackRock has the right to redeem all or a portion of the Debentures at a redemption price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest to, but excluding the redemption date.

If a holder elects to convert its Debentures in connection with a change of control that occurs prior to January 5, 2011, the holder will be entitled to receive a make whole premium (in the form of additional Common Shares) upon conversion in certain circumstances, subject to BlackRock's right to make the Debentures convertible into a public acquiring company's shares (a" Public Acquiror Change of Control"). In the event of a Change of Control, the Company will be required to offer to purchase all of the Debentures at a price equal to the principle amount of the Debentures, plus accrued and unpaid interest, unless the Change of Control constitutes a Public Acquiror Change of Control and the Company instead elects to adjust the conversion rate such that the Debentures are exercisable into securities of the acquiror, subject to certain exceptions.

BlackRock may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Common Shares. The number of shares a holder will receive in respect of each Debenture will be determined by dividing the principal amount of the Debentures, plus accrued or unpaid interest, that are to be redeemed by 95% of the current market price of the Common Shares at the time of redemption, repayment or maturity.

Issuance December 30, 2005	$	100,000
Equity component (conversion option)		(23,542)
Accretion of non-cash interest expense		7
Balance, end of year	$	76,465

6. **Income Taxes**

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

		2005		2004
Tax expense @ 40.37% (2004 - 41.50%) of earnings before tax	$	11,824	$	5,465
Crown payments not deductible for tax purposes		1,653		1,111
Resource allowance		(3,020)		(2,094)
Non-deductible expenses		1,311		490
Rate reduction		(1,110)		(622)
Other		144		(40)
Total future tax provision		10,802		4,310
Large corporations tax and provincial capital tax		1,039		860
	$	11,841	$	5,170

The components of the net future income tax liability at December 31, 2005 and 2004 are as follows:

		2005		2004
Future income tax assets				
Non-capital loss carry-forwards	$	7	$	16
Asset retirement obligations		3,555		2,718
Share issue costs		2,626		1,076
Attributed Canadian Royalty Income		169		-
Other		100		55
		6,457		3,865
Future income tax liabilities				
Carrying value of assets in excess of tax basis				
Oil and Gas properties		26,413		15,702
Debt financing costs		240		-
Net future income tax liability	$	20,196	$	11,837

7. **Financial instruments**

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2005, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

(d) The convertible debentures may be redeemed at the Company's option on or after a predetermined date, and the Company at its option may settle the redemption requirement through the issuance of common shares.

The conversion feature included with the debentures has been classified as equity. This option allows the holder to convert the debentures into a fixed number of common shares.

8. Asset Retirement Obligations

At December 31, 2005, the estimated total undiscounted future amount required to settle the asset retirement obligations was $15.7 million. These obligations will be settled based on the useful lives of the underlying assets, which ranges from one to twenty years. The present value of the asset retirement obligations has been calculated using a credit adjusted risk free rate of 6.25% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows:

		2005		2004
Asset retirement obligations, beginning of year	$	7,475	$	6,078
Increase in liabilities		1,833		1,292
Liabilities eliminated on sale of property		-		(216)
Change in estimates		-		(59)
Accretion expense		467		380
Asset retirement obligations, end of year	$	9,775	$	7,475

9. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at December 31, 2005, the payments due under these commitments are as follows:

2006	$	1,655
2007		1,655
2008		1,564
2009		1,096
2010		626
Thereafter	$	156

In addition to the above, committed equipment and engineering design costs for the Orion SAGD project at Hilda Lake were $44,153,000 to be incurred over the next two years.

10. Legal proceedings

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("WLFN") and other stakeholders, the Company obtained a permit from the Alberta Energy and Utilities Board ("AEUB") allowing the Company to construct a heavy oil pipeline in the Seal Lake area. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, the Company and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Company could not continue to operate the pipeline, although the Company would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "Plaintiffs") filed a Statement of Claim (the "Claim") in the Court of Queen's Bench of Alberta (the "Court"), naming the Province of Alberta, the Company and Mr. John Festival, President of the Company, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of the Company's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and the Company did not properly consult with the WLFN prior to the AEUB authorizing the construction of the Company's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, the Company and Mr. Festival totaling $12.5 billion.

Management of the Company believes that the Claim, as it relates to the Company and Mr. Festival, has no merit and has filed a Statement of Defense and intends to seek dismissal of the Claim. However, the Company cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Company's financial position.

11. Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common shares:

		2005		2004
Net earnings ($000's)	$	17,449	$	7,998
Weighted average number of shares outstanding		93,139,564		81,117,839
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,453,452		2,022,033
Basic earnings per share	$	0.19	$	0.10
Diluted earnings per share	$	0.18	$	0.10

The convertible debentures are excluded from the earnings per common share calculation as they are not dilutive.